





CHEMBIO
DIAGNOSTICS, INC.

NASDAQ: CEMI

2
Buffer
DPP® HIV 1/2
Oral Fluid, Blood, Serum, Plasma
T C
ID
1
Sample
+
Buffer
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.

RAPID tests for EARLIER treatments

Craig-Hallum 3rd Annual Alpha Select Conference

September 27, 2012

Forward-Looking Statements

Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions, and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to develop, manufacture, market and finance new products and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Other factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission.

Investment Highlights



- **Develops, Manufactures & Markets Point-of-care (POC) Diagnostic Tests, a $10 Billion Market**

- **Partnered with Leading License & Distribution Partners in U.S. & South America**

- **Oral Fluid HIV Test Pending FDA Approval**

- **Pipeline Includes Syphilis, Hepatitis-C, HIV Self-Test & Potential Multiplex POC Testing Products**

- **Successive Record Revenues & Profits in 2009-2011 & Anticipated in 2012**

- **Seasoned Management Team, Strengthened in Q3 2012**

POCTs - A Growing Global Market
Converting Lab Tests to POC and Creating New Markets



Global Point-of-Care Test (POCT) Market

$10 Billion

$45 Billion

Total In-Vitro Diagnostics Market

- **Rapid HIV Test Markets -$200MM Globally**
  - **Oral Fluid HIV Test Pending FDA Approval**
  - **HIV OTC (Self-testing) Market Estimated at >$250MM - Uniquely Positioned**
- **Other New POCT Markets Targeted by Chembio**

  - **Hepatitis-C POCT Market**
    - **Estimated at >$250MM**
    - **R&D, Initial External Studies Completed**
  - **Syphilis POCT Market**

    - **Estimated $75MM**
    - **DPP® Syphilis Screen & Confirm Tests in EU and Brazil; U.S. Clinical Studies**
  - **Multiplex Tests**

Chembio Has Achieved Strong Growth in its FDA-Approved Lateral Flow HIV Tests Sold Globally



**STAT-PAK®
Cassette Format**









**Sure Check®
Barrel Format**

- Significant Growth & Increased Market Share in US Market Through Collaboration with Alere (NYSE: ALR)

- Opportunities to Grow Participation in International Markets via PEPFAR, Global Fund

SURE CHECK® HIV & Development of the Over-the-Counter (OTC) Market For Self-Testing

- 10 Years Later, New POCT OTC Market Launch by Competitor in Q4 2012
- Chembio Uniquely Positioned to Capitalize on Competitor's Market Development Investment
- Chembio Product Already FDA-Approved & Distributed in US (Alere) and International Professional Market
- Pursuing FDA IDE to Begin OTC Studies in 2013, FDA Submissions 2014-2015


1
2
3

CHEMBIO

Chembio's Patented Technology: Dual Path Platform (DPP®)

A Patented Platform Technology with a Multitude of Potential Diagnostic Applications

Improves Performance (Sensitivity and Specificity) v. Lateral Flow

- Features Independent Sample Path and Direct Binding
- Enables Improved Multiplex Products



2
DPP HIV 1/2
12345C
Tampão
ID
1
Amostra
Tampão
Bio-Manguinhos

MULTIPLEX
DPP® HIV Confirmatory Test Launched by Chembio in Brazil; Licensed to Bio-Rad Worldwide

Foundational DPP Patent issued in U.S.; Additional patents issued or pending in U.S. & many foreign jurisdictions



Conjugate Pad
DPP®
Sample



Absorbent pad
Control line
Capture line
Nitrocellulose
Backing
Pressure sensitive adhesive
Conjugate pad
Sample pad
Lateral Flow

CHEMBIO

Successful Launch of DPP Products in Brazil

Oswaldo Cruz Foundation (FIOCRUZ)

- **$4.3MM Revenues in 2011**
- **>$9MM Anticipated in 2012**

Possible New Products and Private Market Collaborations in Brazil








DPP HIV Oral Fluid & Blood Rapid Test Pending FDA Approval

- Completed 3,000 Patient Clinical Trial Q2
- Filed Final Module with FDA in June 2012
- PMA Approval Anticipated by End of 2012
- CLIA Waiver/Launch in U.S. Professional Market 2013
- Potential OTC Trials & FDA Submission 2014-2016



DPP® HIV 1/2
SCREEN ASSAY
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
A Rapid Qualitative Screening Assay for the Detection of Antibodies to HIV 1/2 in Oral Fluids, Whole Blood (Venous or Finger-stick), Serum or Plasma
Running Buffer
Sample Buffer
Oral Fluid Swab
Sample Loop
DPP HIV 1/2
Buffer
T C
ID
Sample Buffer

CHEMBIO

Pipeline: DPP® Syphilis Screen & Confirm Test

- **First Dual POCT for Syphilis Enables Confirmation & Treatment At POC**

- **CE Marked October 2011, International Distribution being Established**

- **Pursuing US 510(K) Regulatory Clearance via De Novo Application**

- **HIV-Syphilis Combo Test**



Developed in collaboration with the U.S. Centers for Disease Control

CHEMBIO

Pipeline: Rapid Hepatitis C Point-of-Care Diagnostic

- **Data Published in *Journal of Clinical Virology* shows Chembio's assay to be superior in assessing Hepatitis C among high-risk participants**

- **Recent CDC draft guidelines recommend HCV screening for all Americans born between 1945 and 1965—an estimated 70 million Americans**

- **Commence optimization studies of the assay 2H 2012**

- **Opportunity for strategic partnerships**



Selected Financial Data FY2008 - 2011


(in 000's)
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
-$2,000
2008
2009
2010
2011
2011
Total Revenue
$19,413
Product Revenue
$17,422
Gross Profit
$9,291
R&D Expense Incl. Clinical Trials*
$4,853
Clinical Trials
$1,244
Pre-Tax Income
$1,003

*** Non-recurring 2010 $1.5MM R&D Credit from the Affordable Care Act – excluded from 2010 R&D Exp. & 2010 Pre-Tax Income**

Chembio Selected Financial Results Through Six Month Ended June 30, 2012

- **1st Half 2012 Revenues Increased 75% to $12.7MM Compared to 1st Half 2011**

- **1st Half Operating Income of $1.23MM Achieved by Strong DPP-Brazil & US Market Gains**

in (000's)	YTD June 30, 2012		YTD June 30, 2011	
Net Product Revenues	$ 12,174		$ 5,989	
Non-Product Revenues	$ 563		$ 1,260	
TOTAL REVENUES	$ 12,737		$ 7,249	
GROSS MARGIN	$ 5,904	46%	$ 3,977	55%
OPERATING COSTS:				
Research and development exp.	$ 2,358	19%	$ 2,455	34%
Selling, general and administrative exp.	$ 2,313	18%	$ 1,464	20%
	$ 4,671		$ 3,919	
INCOME FROM OPERATIONS	$ 1,233		$ 58	
OTHER INCOME (EXPENSES):	$ (2)		$ (5)	
NET INCOME-Before Taxes	$ 1,231	10%	$ 53	1%
Income tax (benefit) provision	$ 489		$ -	
NET INCOME	$ 742	6%	$ 53	1%

Anticipate Continued Strong Year Over Year Revenue and Operating Results Improvements

- 2nd Half 2012 Revenues Anticipated to be Comparable to 2nd Half 2011
  - Lower Q3 Shipments
    - US (CDC Grant) Funding Reallocation
    - Other International Orders Not Received in time for Q3 Shipment
  - Record Q4 backlog Includes $1.5MM Order from Global NGO for New Chembio Market
  - Brazil Business Strong in Q3 & 4

CHEMBIO

CEMI Selected Share & Balance Sheet Data

(in millions except per share and daily volume data)

Ticker Symbol (NASDAQ)	CEMI
Price 9/22/12	$4.22
52-Week High	$5.30
52-Week Low	$2.80
Outstanding Shares	8.00
Market Capitalization	$33.8
Fully Diluted Shares	8.9
Management Holding	1.58
Average Daily Volume (3 months)	21,500

($ in millions)	Jun'12	Dec'11	Dec. '10
Cash	$ 4,390	$ 3,011	$ 2,136
Total Current Assets	10,483	8,992	7,637
Total Assets	$16,715	$ 15,486	$ 9,086
Total Current Liabilities	3,106	2,858	3,076
Total Liabilities	3,214	2,991	3,277
Total Equity	13,501	12,495	5,809
Total Liabilities & Stockholders' Equity	$16,715	$ 15,486	$ 9,086

Options	Amt.	Avg. Ex. Price
578K held by Mgmt. & Board	764K	$2.08

CHEMBIO

Leadership Strengthened

Executive		Joined Company
Lawrence Siebert	Chairman & CEO	2002
Richard Larkin	CFO	2003
Javan Esfandiari	SVP Research & Development	2000
Tom Ippolito	VP Regulatory & Clinical Affairs	2005
Sharon Klugewicz	VP QA/QC & Technical Operations	**2012**
Rick Bruce	VP Operations	2000
Michael Steele	VP Sales Marketing & Bus. Dev.	**2012**

Independent Directors	Joined Board
Gary Meller, MD, MBA	2005
Katherine Davis, MBA	2007
Barbara DeBuono, MD, MPH	**2011**
Peter Kissinger, Ph.D	**2011**

Organization & Facility

- *FDA & USDA-Approved Development & Manufacturing Facility*

- *All Company Operations in 28,000 Sq. Ft. Leased Facility in Medford, NY*



TOTAL EMPLOYMENT
Approximately 170



SG&A

Operations

Research & Development

Reg. & Clinical
QA & QC







CHEMBIO
DIAGNOSTICS, INC.

Thank You

DPP® HIV 1/2
Oral Fluid, Blood, Serum, Plasma
2
Buffer
T C
ID
1
Sample
+
Buffer
CHEMBIO

RAPID tests for
EARLIER treatments